FEC Resources Inc. Suite 2300, Bentall 5, 550 Burrard Street Vancouver, British Columbia V6C 2B5

June 12, 2020

Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation
US Securities and Exchange Commission
Washington, D.C. 20549

Re:        FEC Resources Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form F-1
Filed May 12, 2020
File No. 333-235559

Dear Levenberg:

This filing supersedes the Correspondence filed on June 2, 2020. Please find attached to this correspondence revised pages from our Registration Statement on Form F-1 that have been marked with pink text to reflect changes made to the document subsequent to the filing of our Amendment No. 3 to such Registration Statement.  Pages F-1 through F-12 included herein are entirely new content and consist of the interim financial report for the three months ended March 31, 2020.  These changes have been made to reflect the points discussed during a telephone conversation held on Thursday, May 21, 2020, between members of the SEC staff and our legal counsel.

Sincerely,

/s/ Paul Wallace

Paul Wallace

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June X, 2020.

Rights to Purchase up to 818,287,530 Common Shares
Sale of up to 818,287,530 Common Shares
Resale of up to 818,287,530 Common Shares

FEC RESOURCES INC.

We are a Canadian corporation and we have no subsidiaries. We currently hold 6.80% of the issued and outstanding capital of Forum Energy Limited, a private company incorporated under the laws of England and Wales.

We are engaged in investment in companies in the natural resource sector.

We have prepared this prospectus for the purposes of (a) completing a rights offering to our shareholders giving them the right to purchase up to 818,287,530 shares of our Common Shares; (b) our distribution of our Common Shares to our shareholders who exercise their Rights; and (c) allowing the shareholders that elect to exercise such rights to use a "shelf" registration process to resell the Common Shares which they will acquire from us on the exercise of the Rights. We will receive proceeds only from the sale of these shares to our shareholders.

We are distributing, at no charge, to holders of our outstanding Common Shares, transferable subscription rights, which we refer to herein as the "Rights," to purchase in the aggregate up to 818,287,530 of our Common Shares at a cash subscription price of $0.00225 per share. We refer to the offering and sale of our Common Shares through the Rights as the "Rights Offering". Shareholders will be able to exercise their Rights by following the directions on page 2 of the Rights Certificate and filling out Form 1 on the face of the Rights Certificate provided with this prospectus and following the other terms of purchase set forth herein.

In the Rights Offering, you will receive forty (40) Rights for each twenty (20) Common Shares you held as of 5:00 p.m. Pacific Daylight Time, on June 15, 2020, the record date for the Rights Offering (the "Record Date").

Each Right will entitle you to purchase one (1) of our Common Shares at a subscription price of $0.00225 per share. The subscription price was determined by our Board of Directors. You will not receive any Rights in our Rights Offering unless you held, as of the Record Date, our Common Shares. We will not issue fractional Common Shares. If you exercise your Rights in a manner that would result in the issuance of fractional shares, the number of Common Shares that you may purchase will be rounded down to the nearest share.

You may exercise your Rights at any time beginning on the effective date of this prospectus and before the expiration of the Rights Offering, on July 31, 2020, at 5:00 p.m., Pacific Daylight Time, which is XX calendar days after the effective date of this prospectus, unless we extend the Rights Offering period, as determined at our sole discretion, for up to XX (XX) calendar days.

We reserve the right to cancel the Rights Offering for any reason at our sole discretion any time before the expiration date. If we cancel the Rights Offering, any and all subscription payments that have been received by our Subscription Agent will be returned as soon as reasonably possible, without interest or penalty. Moreover, the Rights certificates will not be mailed to you if your address is outside the United States and Canada or if you have an army post office or a foreign post office address. Foreign shareholders can subscribe for shares under the Rights Offering but such subscription will be subject to compliance with applicable law. As a result, we expect that less than all of the Rights will be exercised and we therefore cannot estimate the amount of funds that we will be able to raise from this offering.

Computershare Investor Services Inc. (referred to in this prospectus as the "Subscription Agent") will serve as the Subscription Agent for the Rights Offering. The Subscription Agent will hold in escrow the funds we receive from subscribers until we complete or cancel the Rights Offering.

Laurel Hill Advisory Group (referred to in this prospectus as the "Information Agent") will act as our Information Agent in connection with the Rights Offering. You may contact them directly with any questions or comments by telephone at 1-877-452-7184 (toll-free in North America), or at 416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

3

We are directly offering the Rights and the Common Shares issuable upon exercise of the Rights. We have not engaged the services of any underwriters or selling agents. We will bear all costs, expenses and fees in connection with the registration of the Common Shares issuable upon exercise of the Rights.

Our Common Shares are traded on the OTC Markets Pink Current Information under the symbol FECOF. The Common Shares that we issue in connection with the Rights Offering will also trade on the Pink Current Information market under the same symbol. The Rights will not be listed for trading on the Pink Current Information market or any other stock exchange or market. On May 21, 2020, the last reported sale price for our Common Shares was $0.0014 per share. As of the record date for the Rights Offering, our company had 409,143,765 Common Shares issued and outstanding.

Neither our Board of Directors nor our management has made any recommendations regarding the exercise of the Rights. You may not revoke or revise any exercises of Rights once made, unless we cancel or make a fundamental change to the terms and conditions of the Rights Offering. You should carefully read this entire prospectus before you make any investment decision. **Investing in our Common Shares involves certain risks. See "Risk Factors" beginning on page 18 to read about factors you should consider before exercising your Rights.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

———————————

The date of this prospectus is , 2020.

4

Subscription Price	The subscription price is $0.00225 per share, payable in cash. The subscription price was determined by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. To be effective, any payment related to the exercise of a Right must be received by the Subscription Agent before the expiration of the Rights Offering as described below.
	After the date of this prospectus, our Common Shares may trade at prices below the subscription price. In that event, our Board of Directors may change the subscription price of this offering or determine to cancel or otherwise alter the terms of the Rights Offering.
Subscription Right	Each Right will entitle you to purchase one (1) of our Common Shares at a subscription price of $0.00225 per share. See the section in this prospectus under the caption: "The Rights Offering—The Rights."
Record Date	5:00 p.m., Pacific Standard Time, on June 15, 2020.
Expiration of the Offering Period	5:00 p.m., Pacific Standard Time, on July 31, 2020 which is XX calendar days after the effective date of this prospectus. We may extend, in our sole discretion, the expiration of the offering period for exercising your Rights for a period not to exceed eight calendar days.
No Fractional Shares	You may only exercise your Rights to purchase shares in whole numbers. We will not issue fractional Common Shares. If you exercise your Rights in a manner that would result in the issuance of fractional shares, the number of shares that you may purchase will be rounded down to the nearest share.
Use of Proceeds	We intend to use the net proceeds from the Rights Offering for general working capital purposes primarily the payment of administrative expenses and to provide the Company with funds for investment opportunities including participation, in any fund raising for Forum Energy Limited in order to maintain our percentage ownership interest in that company. See the section in this prospectus under the caption: "Use of Proceeds."

7

What is the Rights Offering?

The Rights Offering is our distribution, at no charge, to certain holders of our outstanding Common Shares (as described further below), of transferable Rights to purchase additional Common Shares. The price for exercise of the Rights and subscription for the purchase of our Common Shares is $0.00225 per share, which was set by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. There is no charge to security holders related to the distribution of the Rights. All references in this prospectus to the Rights Offering subscription price of $0.00225 per share refer to the price per whole share.

Why are we conducting the Rights Offering?

We are conducting the Rights Offering to finance our general working capital and to fund investment opportunities in Forum Energy Limited in order to maintain our percentage ownership interest in that company. See the section of this prospectus under the caption: "Use of Proceeds."

Who may participate in our Rights Offering?

Only shareholders of our Company as of 5:00 pm Pacific Daylight Time on the record date of June 15, 2020, may participate in the Rights Offering. The Subscription Agent will not mail Rights certificates to shareholders whose addresses are outside the United States and Canada or to shareholders who have an army post office or a foreign post office address. Foreign shareholders will receive written notice of the Rights Offering and they can subscribed for shares under the Rights Offering but such subscription will be will be subject to compliance with applicable law.

How many Rights will I receive?

We will grant you forty (40) Rights for each twenty (20) of our Common Shares you held as of 5:00 p.m. Pacific Daylight Time, on the Record Date. Each Right will entitle you to purchase one (1) of our Common Shares at a subscription price of $0.00225 per share. At your own choosing, you may exercise some or all of your Rights. You may also elect not to exercise any Rights at all.

Will fractional Common Shares be issued upon exercise of the Rights?

No. We will not issue fractional Common Shares. If you exercise your Rights in a manner that would result in the issuance of fractional shares, the number of shares that you may purchase will be rounded down to the nearest share.

What if I own my Common Shares through a brokerage account or similar nominee account?

If you hold your shares in the name of a broker, dealer, bank or other nominee and you wish to participate in the Rights Offering and purchase our Common Shares, please contact your broker, dealer, bank or other nominee as soon as possible. You should complete and return to your nominee the form captioned "Beneficial Owner Election Form" or other form supplied by your nominee. You should receive the form from your broker, dealer, bank or other nominee with the other Rights Offering materials. We assume no responsibility in respect of the timely administration of your broker, dealer, bank or other nominee to perform its obligations on your behalf.

How was the subscription price determined?

The subscription price of $0.00225 per share was determined by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. In making its determination, the Board considered many factors, including the historical and current trading prices of our Common Shares, as well as current trends and conditions in capital markets. The subscription price was not determined on the basis of any investment bank or third-party valuation that was commissioned by our company. The Board of Directors reserves the right, exercisable in its sole discretion, to change the subscription price of the Rights Offering or determine to cancel or otherwise alter the terms of the Rights Offering. See the section in this prospectus under the caption: "The Rights Offering—Expiration Date, Extension, and Amendments."

12

May I transfer my Rights?

Yes. The Rights are transferable. You may sell, give away or otherwise transfer your Rights. Rights may also be assigned to family members or family trusts. The Rights are also subject to transfer by operation of law (such as testate or intestate succession). The sale of any of your Common Shares prior to the expiration of the Rights Offering period will not result in the transfer of any Rights. However, any such transfer may be subject to applicable securities laws and/or restrictions in the jurisdiction(s) of the potential transfer.

Are there any limitations on the number of my Rights that I may exercise?

There are no restrictions on the number of your Rights that you may exercise. At your own choosing, you may exercise some or all of your Rights. You may also elect not to exercise any Rights at all.

When can I exercise my Rights?

You may exercise your Rights at any time commencing on the effective date of this prospectus and ending at the expiration time and date of the Rights Offering period, at 5:00 p.m. Pacific Daylight Time on July 31, 2020, which is XXX calendar days after the effective date of this prospectus. If you elect to exercise any Rights, the Subscription Agent must receive all documents from you completely and properly completed, and your payment must fully clear, before the expiration of the offering period.

If your subscription exercise documentation is received by the Subscription Agent after the expiration of the Rights Offering period, we may, in our sole discretion, make an accommodation to accept your subscription, but we shall not be under any obligation to do so.

See the section in this prospectus under the caption: "The Rights Offering" for further information regarding the requirements and procedures for exercising your Rights.

If you hold your shares through a broker, dealer, bank, or other nominee, your broker, dealer, bank or other nominee holder may impose separate deadlines prior to the expiration of the Rights Offering. In such case, if you wish to participate in the Rights Offering, we urge you to contact your broker, dealer, bank, or other nominee and coordinate all procedures with them as soon as reasonably possible.

How do I exercise my Rights?

If you wish to participate in the Rights Offering, you must deliver to the Subscription Agent before the expiration of the Rights Offering, all of the following which the Subscription Agent must receive (and funds must clear) prior to 5:00 p.m., Pacific Daylight Time, on July 31, 2020, which is XXX calendar days after the effective date of this prospectus:

1. Your payment for exercise of the Rights. See the section in this prospectus under the caption: "The Rights Offering—Method of Exercising Rights" and "The Rights Offering—Form of Payment."

2. Your complete and fully executed Rights certificate.

If you cannot deliver your Rights certificate to the Subscription Agent before the expiration of the Rights Offering, you may use the procedures for guaranteed delivery as described in this prospectus in the section under the caption: "The Rights Offering—Guaranteed Delivery Procedures."

If you hold your shares through your broker, dealer, bank or other nominee, complete and return to such broker, dealer, bank or other nominee the form captioned: "Beneficial Owner Election Form" or use the forms provided to you by your broker, dealer, bank or other nominee in accordance with their stated procedures and prior to their stated deadlines.

Where do I deliver my forms and the payment for exercise of the Rights?

If your shares are held in the name of a broker, dealer, bank or other nominee, then you must coordinate with your broker, dealer, bank or other nominee regarding delivery of your subscription documents, Rights certificate, notice of guaranteed delivery (if applicable) and your subscription payment.

13

How are the Common Shares delivered?

At the completion of the Rights Offering, we will issue share certificates to each subscriber. If your Common Shares are held in the name of a broker, dealer, bank or other nominee, your Common Shares will be issued to the same account. You may request a statement of ownership from the broker or nominee following the completion of the Rights Offering.

Will my subscription payment be refunded to me if the Rights Offering is not completed?

Yes. If we do not complete the Rights Offering, all subscription payments received by the Subscription Agent will be returned, without penalty or interest, as soon as reasonably possible. If you hold your Common Shares through your broker, dealer, bank or other nominee, the Subscription Agent will return the payment to the broker, dealer, bank or other nominee holding your shares.

If I live outside the United States and Canada does that affect my exercise of Rights?

For purposes of assuring that we will not breach the laws of any country outside of the United States and Canada, we will not mail this prospectus or the Rights certificates to shareholders whose addresses are outside the U.S. and Canada or who have an army post office or foreign post office address ("Ineligible Holders"). Ineligible Holders will receive a letter advising them that their Rights will be held by the Subscription Agent, Computershare Investor Services located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Subscription Agent will hold the Rights certificates on behalf of all such shareholders. The letter will also describe the conditions that must be met, and the procedure that must be followed in order for a Holder to participate in the Rights Offering. If you live outside of the United States and Canada and wish to exercise your Rights, you must notify the Subscription Agent on or before 5:00 p.m., Pacific Daylight Time, on July 17, 2020, which is ten business days prior to the expiration date of the Rights Offering. See the section in this prospectus under the caption: "The Rights Offering—Foreign Shareholders."

Will any fees or charges apply to me if I exercise my Rights?

If you wish to exercise your Rights, the only cost to you will be the payment of the subscription price for purchase of the Rights Offering shares. We will not charge any fees or commissions in connection with the issuance of the Rights to you or the exercise of your Rights for Rights Offering shares. If you hold your Common Shares through your broker, dealer, bank or other nominee, you may be required to pay the broker or nominee certain service or administration fees in connection with the exercise of your Rights. Please check with your broker, dealer, bank or other nominee in such regard. We are not responsible for covering or reimbursing any such fees.

What are the U.S. federal income tax consequences of exercising Rights?

It is possible that for U.S. federal income tax purposes, our U.S. security holders could be subject to the recognition of income or loss in connection with the receipt or exercise of Rights. However, we believe there is a lack of authority directly addressing the application of the Internal Revenue Code to distributions of Rights and your receipt of Rights may be treated as a taxable distribution. We therefore recommend that you consult with your own tax advisor regarding your own specific tax situation and to assess the potential adverse tax consequences resulting from the receipt and exercise of Rights and the receipt, ownership and disposition of Common Shares. See, "Risk Factors—The receipt of Rights may be treated as a taxable distribution to you." See also, "Material U.S. Federal Income Tax Consequences."

Will our directors, officers, or any significant shareholders participate in the Rights Offering?

Our directors, officers, largest shareholders who own Common Shares as of the record date will be eligible to participate in the Rights Offering.

15

The current rate of exchange was 1.3935 on May 21, 2020.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	10/19	11/19	12/19	1/20	2/20	3/20
High	1.33	1.33	1.33	1.32	1.34	1.45
Low	1.31	1.31	1.30	1.30	1.32	1.34

RISK FACTORS

Investing in our Common Shares involves a high degree of risk. Before making any investment decision, you should carefully consider the risks described under "Risk Factors" in our most recent Annual Report on Form 20-F, and any updates in our Quarterly Reports on Form 6-K. The risks described in this prospectus and our periodic reports are not the only risks that you should consider. Our future business, financial condition and results of operations could be materially and adversely affected by any of the risks discussed in this prospectus and the risks in the documents incorporated herein by reference, as well as many other unpredictable economic, business, competitive, regulatory and other factors. Past performance is no guarantee of future results. The market price of our Common Shares could lose value and you could correspondingly lose some or all of your investment. See the section in this prospectus under the caption: "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS".

You should carefully consider the following risk factors before you make an investment decision regarding the purchase of our shares. We have separated the risks into three broad categories:

- risks relating to our business, properties and industry;
- risks relating to the offering and ownership of our Common Shares; and
- risks of war or terrorist acts

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($211,683) during the year ended December 31, 2019 (2018 - ($217,665); 2017 $1,803,036). Total income in 2017 included an unrealized gain of $1,965,000 on the Company's investment in Forum Energy Limited ("Forum Energy"). Commencing in 2017, the Company accounted for its investment in Forum Energy as a financial instrument at fair value whereas previously this investment was accounted for on the equity basis. This change resulted from dilution of the Company's interest in Forum Energy as described below under section 4B – Business Overview – Recent Developments. Commencing in 2018, upon the adoption of IFRS 9, the Company accounted for the investment at fair value through other comprehensive income. We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,155,082 as at December 31, 2019. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2020. We have no sources of revenue in the year ended December 31, 2019, and in 2018 our only source of income was from the sale of the Forum Energy shares and, historically, have only shown net income as a result of either accounting for the revaluation of our investment in other companies or from accounting for our equity share of profits in other companies in which we hold equity investments.". As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

18

We may not be able to successfully execute our business strategy if we are deemed to be an investment company under the Investment Company Act of 1940.

FEC Resources' assets consist nearly entirely of an ownership interest in Forum Energy Limited, a company incorporated under the laws of England and Wales ("Forum Energy"). Forum Energy owns oil and gas rights over an 8,800 square-kilometer block located in the West Philippine Sea and interests in various other oil and gas concessions located in the Philippines.

Under Section 3(a)(l) of the 1940 Act, an issuer is deemed to be an investment company if it is engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The 1940 Act defines “investment securities” broadly to include virtually all securities except U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves regulated or exempt investment companies. Consequently, our holdings in Forum Energy and the other securities we hold, may be considered investment securities and we may fall within the scope of Section 3(a)(1)(C) of the 1940 Act.

A company that falls within the scope of Section 3(a)(1)(C) of the 1940 Act can avoid being regulated as an investment company if it can rely on certain of the exclusions or exemptions under the 1940 Act. One such exclusion is Rule 3a-9 under the 1940 Act, which applies to: "any person substantially all of whose business consists of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein, or certificates of interests or participation in or investment contracts relative to such royalties, leases or fractional interests."

FEC's ownership in Forum Energy constitutes fractional interests or participation interests in the oil and gas leases owned by Forum Energy. It will receive income from Forum Energy if and when Forum Energy generates income from its current licenses, in an amount determined by its ownership interest in Forum Energy, which is a fractional interest in such oil and gas leases. In order to maintain its fractional interest, it must participate in all further capital raising activities undertaken by Forum Energy. FEC Resources does not trade in any oil or gas investments, interests or securities.

Moreover, the staff of the SEC has stated in Note 3 to the Investment Company Act Release No. 8456, August 9, 1975, that interests in oil and gas limited partnerships or joint ventures have generally been considered "certificates of interest or participation in or investment contracts relative to" oil or gas royalties.

Accordingly, we believe that our assets consist of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein and qualifies as an exemption from investment company status, our. As a result, we believe we will not be primarily engaged in the business of investing, reinvesting or trading in securities and that investment securities will not constitute more than 40% of the unconsolidated value of our total assets after eliminating holdings in U.S. government securities and cash items.

The Company has not sought or obtained an exemptive order, no-action letter or any other assurances from the Securities and Exchange Commission or its staff regarding the Company’s ability to rely on Rule 3(c)(9) of the 1940 Act, nor has the Securities and Exchange Commission or its staff provided any such order, no-action letter or other assurances.

While we believe that our business activities will not cause us to be an investment company, if we were deemed to be, and were required to register as, an investment company, we would be forced to comply with substantive requirements under the Investment Company Act, including limitations on our ability to borrow, limitations on our capital structure, limitations on our ability to issue additional common stock, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with governance, reporting, record keeping, voting, proxy disclosure and other statutory requirements and related rules and regulations. In order to ensure that FEC is not deemed to be an investment company, we may be required to materially restrict or limit our scope of operations or plans and we would be limited in the type of acquisitions that we may make, and may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. If we were forced to comply with those requirements, we would be required to change our structure and future operations from our current plans, could be prevented from successfully executing our business strategy and could be required to cease business.

21

registration statement in which this prospectus is included and offer subscribers the opportunity to cancel their subscriptions. In such event, we will issue subscription refunds to each security holder subscribing to purchase shares in the Rights Offering and recirculate an amended prospectus after the post-effective amendment is declared effective with the SEC. If we extend the expiration date of the Rights Offering period in connection with any post-effective amendment, we will allow holders of Rights reasonable period of additional time to make new investment decisions on the basis of the new information set forth in the prospectus that will form a part of the post-effective amendment. In such event, we will issue a press release announcing the changes to the Rights Offering and the new expiration date. Even if an amendment does not rise to the level that is fundamental and would thus require us to offer to return your subscription payment, the amendment may nonetheless adversely affect your Rights and any prospective return on your investment.

The market price of our Common Shares may be subject to significant volatility before and after the completion of our Rights Offering which could result in an unrealized investment loss for you.

The market price of our Common Shares could be subject to significant volatility before and after the completion of our Rights Offering due to many factors that we cannot control. Some of these factors include, for example, competitive pressures, the unpredictably of orders from customers, industry trends and general economic conditions. If you elect to participate in our Rights Offering, your subscription price may be higher than the market price after the Rights Offering completion date. That could result in an immediate unrealized investment loss for you. We can provide no assurance or guarantees that you will be able to sell your Common Shares at a price equal to or greater than the Rights Offering subscription price.

The Rights Offering may cause the price of our Common Shares to decrease which could result in an investment loss for you.

The Rights Offering may cause a decrease the market price of our Common Shares. The decrease in the market price of our Common Shares may continue after the completion of the Rights Offering. Future prices of our Common Shares may adjust negatively depending on various factors, including future losses or speculation in the trade or business press about our operations, and overall conditions affecting our businesses, economic trends and the securities markets. Following the exercise of your Rights, you may not be able to sell your Common Shares at a price equal to or greater than the Rights Offering subscription price which could result in an investment loss for you.

Our management will retain broad discretion over the use of the proceeds from the Rights Offering; utilization of the proceeds may not increase the value of our company.

While we currently intend to use the net proceeds from the Rights Offering for general working capital purposes primarily the payment of administrative expenses and to provide the Company with funds for investment opportunities including participation, in whole or part, of any funding raising at Forum Energy Limited, our management team will have broad discretion to allocate the proceeds from the Rights Offering as circumstances warrant. In addition, there is no assurance that utilization of the proceeds will increase the value of our company and/or your investment.

You may not revoke your subscription and the Common Shares that you purchase in the Rights Offering may be above the market price at the expiration date which could result in an immediate loss.

The subscription price for the exercise of your Rights has been set by the Board of Directors on the record date for the Rights Offering. The market price of our Common Shares on the offering expiration date will not be known on the record date. After you exercise your Rights, you may not revoke your subscription unless the Rights Offering is fundamentally amended or canceled by the Board of Directors. If our Board of Directors extends the expiration date of the Rights Offering without any fundamental amendment, you will not be able to revoke your subscription. Our Common Shares trade on the Pinks under the symbol FECOF, and the last reported sales price of our Common Shares on May 21, 2020 was $0.0014 per share. If you exercise your Rights and the public trading market price of our Common Shares thereafter decreases below the Rights Offering subscription price of $0.00225 per share, you will buy Common Shares at a price above the trading market price. In such event, you would incur an immediate loss with respect to your investment.

27

Fiscal year ended December 31, 2019 versus December 31, 2018

We had a net loss for the year ended December, 2019 of $(211,683) or $0.00 per share, versus a loss of $(217,665) for the same period in 2018. Overall expenses were slightly lower than those experienced in the previous year.

Overall expenses were slightly lower than those experienced in the previous year. General and Administration expense were $213,561 for the year ended December 31, 2019 versus $222,326 for the same period in 2018. Overall expenses were slightly lower than those experienced in the previous year. Higher professional fees offset by reductions in listing and filing fees and office and miscellaneous costs accounted for the difference. Professional fees were $56,773 for the year ended December 31, 2019 versus $44,836 for the same period in the previous year due to costs resulting from a shareholder complaint. Listing and filing fees were $19,980 for the year ended December 31, 2019 versus $31,201 for the same period in the previous year. The decrease was due to the fees associated with the application for the removal of the cease trade order against the Company in Alberta and British Columbia in 2018. For the year ended December 31, 2019 travel expense was $Nil versus $8,691 for the year ended December, 2018. The decrease was due to travel for the Company's annual general meeting in 2018 that was not undertaken in 2019. For the year ended December 31, 2019 foreign exchange loss was $3,403 versus a loss of $22 for the year ended December 31, 2018.

Balance Sheet

Our current assets were $52,908 at December 31, 2019 versus $237,591 for the year ended December 31, 2018. The difference is mainly a result of the higher cash balance on December 31, 2018. Our investment in Forum Energy was reflected at a carrying value of $1,665,000 in the financial statements as at December 31, 2019 and December 31, 2018. Our assets reflect our investment in Forum Energy on a fair value basis. The fair value of our investment in Forum Energy is US$0.30 based on the most recent arms' length financing completed by Forum Energy.

Liquidity and Capital Resources

Our working capital deficit at December 31, 2019 was $69,208 versus working capital surplus of $181,769 at December 31, 2018 and shareholders' equity was $1,635,378 at December 31, 2019 (December 31, 2018 - $1,847,061).

Cash used in operating activities for the year ended December 31, 2019 was $147,062 versus $196,157 for the same period in 2018 mainly as a result of the differences described in the results of operations above.

Cash used in financing activities was $39,381 for the year ended December 31, 2019 versus $Nil for the year ended December 31, 2018 mainly related to costs paid related to a Rights Offering transaction that is expected to complete in 2020.

Three Months ended March 31, 2020 versus March 31, 2019

We had a net loss for the period ended March 31, 2020, of $36,807 or $0.00 per share, versus a loss of $60,376, for the same period in 2019.

The difference was because of lower overall general and administration expenses.

38

General and Administration expense were $36,807 for the period ended March 31, 2020 versus $60,376 for the same period in 2019. Overall expenses were lower than those experienced in the previous year. Lower professional fees and foreign exchange losses mainly accounted for the difference. Professional fees were $272 for the period ended March 31, 2020 versus $19,890 for the same period in the previous year due to costs resulting from a shareholder complaint. Listing and filing fees were $3,480for the period ended March 31, 2020 versus $3,534for the same period in the previous year. The difference was not material. For the period ended March 31, 2020 foreign exchange loss was $193 versus a loss of $4,144 for the same period in the previous year.

Balance Sheet

The Company's current assets were $78,699 at March 31, 2020 versus $52,908 for the year ended December 31, 2019. The difference is mainly a result of the higher cash balance on March 31, 2020. The Company's assets reflect the investment in Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share.

Liquidity and Capital Resources

Cash used in operating activities for the period ended March 31, 2020 was $114,274 versus $59,510 for the same period in 2019 mainly as a result of the differences described above.

Cash provided by financing activities was $145,030 for the period ended March 31, 2020 versus $Nil for the same period in the previous year. The increase in deferred transaction costs related to the Company's previously announced Rights Offering offset by the loan of $150,000 from PXP accounted for the difference.

Capital Resources

We currently own 6.80% of Forum Energy. If Forum Energy is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand. On April 14, 2020. the Company was the beneficiary of an advance in the amount of $170,000 from PXP, which was paid directly to Forum Energy Limited as part of its fundraising of $2.5 million. The result of such advance is that the Company was able to maintain its aforementioned 6.8% interest in Forum Energy Limited. This advance from PXP is considered an advance against the Company's upcoming stock rights offering and is expected to be settled by the issuance of new common shares from the treasury by the Company to PXP.

As a result of these fundraising activities subsequent to Dec. 31, 2019, we anticipate that we may require up to $495,000 in additional funds for working capital for the next twelve months from the date of this filing. If we are unable to raise additional funds there is significant doubt that we will be able to continue as a going concern.

Contractual Obligations

None

Research and Development, Patents and Licenses

None

Trend Information

None

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Tabular disclosure of contractual obligations.

None

39

Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee. No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term. All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the Audit Committee are Lyle Brown, Claro Ramirez, and Paul Wallace. New members of our Audit Committee may be appointed following our next Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the Compensation Committee are Paul Wallace, Lyle Brown and Claro Ramirez. New members of our Compensation Committee may be appointed following our next Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of our Corporate Governance Committee are Claro Ramirez and Lyle Brown. New members of our Corporate Governance Committee may be appointed following our next Annual and General Meeting of Shareholders.

Management's Share Ownership

The following table sets forth certain information as of May 21, 2020 regarding the ownership of our Common Shares by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5, Canada. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on May 21, 2020 was 409,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Paul Wallace	-	-
Claro Ramirez	-	-
Lyle Brown	-	-
Number of shares held by all Directors and Officers as a group:	-	-

43

The particulars of the stock options granted to officers and directors are set forth in the preceding section entitled **"DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES."** The particulars regarding convertible debentures and warrants acquired by certain officers and directors are as follows:

The following table lists the current directors, executive officers and employees to whom warrants to purchase our shares were sold and the number of share purchase warrants so sold as of the date of this report, as well as the number of share purchase warrants sold to directors and all employees as a group.

Warrants Held by Directors and Officers

Name	Number of Share Purchase Warrants	Exercise Price	Expiration Date
None	None	N/A	N/A

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. Currently, we are not controlled directly or indirectly by any foreign government but are controlled by PXP Energy Corporation.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in our control other than as noted above.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are controlled by PXP. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of May 21, 2020 according to the information available to us

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	225,000,000	54.99
Asian Coast International	62,740,000	16.56

* These shares are registered to PXP. Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time. In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share. In 2014 Philex Mining Corporation transferred all of their shares to PXP. No other significant changes in the ownership of our shares by PXP has occurred during the past three (3) years.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in **Item 5 Operating and Financial Review and Prospects**.

As at March 1, 2020, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On May 21, 2020, the shareholders' list showed 589 registered shareholders and 409,143,765 shares outstanding. The number of shares held by U.S. residents was 47,237,571 representing 11.55% of the total issued and outstanding shares. The total number of U.S. resident registered shareholders was 520.

44

Pink Sheets Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume
3/31/20	0.00	0.00	187,650
2/20/20	0.00	0.00	1,070,089
1/31/20	0.00	0.00	465,901
12/31/19	0.00	0.00	7,939,340
11/30/2019	0.00	0.00	305,046
10/31/19	0.00	0.00	30,400

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On May 21, 2020, the shareholders' list showed 589 registered shareholders and 409,143,765 shares outstanding. The number of shares held by U.S. residents was 47,237,571 representing 11.55% of the total issued and outstanding shares. The total number of U.S. resident registered shareholders was 520.

Our shares are not registered to trade in the U.S. in the form of American Depository Receipts (ADR's) or similar certificates.

Exchange Controls and Taxation

Investment Canada Act

Investment Canada Act

The *Investment Canada Act* (the "ICA") prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without the prior consent of Investment Canada, the agency that administers the ICA, unless such acquisition is exempt under the provisions of the ICA. Investment Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares or "voting interests" of an entity that controls, directly or indirectly, another entity carrying on a Canadian business.

Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or our Certificate of Continuance. There are no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities except as discussed in "Taxation", below.

46

Quantitative And Qualitative Disclosures About Market Risk.

Currency Exchange Rate Sensitivity

In regards to transactional risk, our functional currency is the United States dollar and our activities are predominantly executed using both the U.S. and Canadian dollars. We have done a limited number of financings, and we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC.BB and are bought and sold in US dollars. We have not entered into any agreements, or purchased any instruments, to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments. This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest-earning investments are short-term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

Our future revenue and profitability will be dependent, to a significant extent, upon prevailing spot market prices for oil and gas. In the past, oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control. We currently have no significant operating revenue.

THE RIGHTS OFFERING

The Rights

We are distributing, at no charge, to holders of our outstanding Common Shares, non-transferable rights to purchase in the aggregate up to 818,287,530 of our Common Shares at the cash subscription price of $0.00225 per share. The total amount that could be received if all of the Rights were exercised is $1,841,146.94. However, the Rights Offering is limited only to shareholders of Record Date who are located in the United States and Canada. Therefore, although we cannot calculate the number of shareholders that will be able to exercise these Rights, we are relatively certain that less than the total o number of Rights will be exercised.

As of the record date, we had 409,143,765 Common Shares outstanding. As of the record date, we had no outstanding warrants.

If you are a shareholder of record, or if you are a beneficial owner of shares held on your behalf through a broker, dealer, bank or other nominee, you will receive forty (40) Rights for each twenty (20) shares of our Common Shares owned at 5:00 p.m., Pacific Daylight Time, on June 15, 2020, which is the record date for our Rights Offering. Each subscription right will entitle you to purchase 1 of our Common Share at a subscription price of $0.00225 per whole Common Share. We are not offering, and we will not accept, any subscriptions for fractional shares.

You may exercise some, all or none of your Rights.

47

The Reasons for our Rights Offering

We are conducting the Rights Offering to fund general working capital purposes primarily the payment of administrative expenses and to provide the Company with funds for investment opportunities including participation in any fund raising of Forum Energy Limited in order to maintain our percentage ownership interest in that company. Our Board of Directors has carefully evaluated financing alternatives and concluded that raising the required funding through a Rights Offering in which all our shareholders would have the opportunity to participate was in the best interests of our stockholders.

Subscription Price

The subscription price of $0.00225 per share was determined by our Board of Directors by reference to the recent trading activity of the Company's Common Shares. In making its determination, the Board considered many factors, including the historical and current trading prices of our Common Shares, as well as current trends and conditions in capital markets. The subscription price was not determined on the basis of any investment bank or third-party valuation that was commissioned by our company. We cannot assure you that the market price of our Common Shares during or after the Rights Offering period will be greater than the subscription price.

Method of Exercising Rights

You may exercise your Rights as follows:

1. ***Subscription by Registered Shareholders of Record.*** If you are the holder of record of our Common Shares and you wish to exercise your Rights, you must complete and sign your Rights certificate, together with any required signature guarantees, and deliver them to the Subscription Agent, with a notice of guaranteed delivery (if applicable) and an IRS Form W-9, and your payment for the number of Common Shares for which you are subscribing. The address of the Subscription Agent is set forth below in this prospectus under the caption: "Where to Submit Subscriptions." You must deliver all materials in a timely manner and assure that your payment clears in full prior to the expiration of the Rights Offering.

2. ***Subscription by Beneficial Owners holding shares through a broker, dealer, bank or other nominee.*** If you are a beneficial owner of our Common Shares that are registered in the name of a broker, dealer, bank or other nominee, and you wish to exercise your Rights, you must instruct your broker, dealer, bank or other nominee to exercise your Rights on your behalf and deliver all documents and payment before the expiration of the Rights Offering. Your subscription will only be valid if the Subscription Agent receives all of the required documents and the full subscription payment prior to the Rights Offering expiration date. Your broker, dealer, bank or other nominee may establish a deadline that is significantly in advance of the Rights Offering expiration period at 5:00 p.m., Pacific Daylight Time, on July 31, 2020, which is XXX calendar days after the effective date of this prospectus. If you wish to subscribe for our Common Shares in the Rights Offering, you should immediately notify your broker, dealer, bank or other nominee.

48

Missing or Incomplete Subscription Information

If your Rights certificate is not complete and properly signed, or if you deliver deficient payment, or if you do not properly follow the procedures applicable to your exercise of your Rights, we may at our discretion either reject your subscription in its entirety or accept only the portion of your subscription corresponding to the amount of payment actually received. We are not responsible for remediating any incomplete or incorrect documents or deficient payment that you submit. We will not contact you or any broker, dealer, bank or other nominee that holds rights on your behalf regarding any deficiencies. We reserve the right to determine, at our sole discretion, whether the materials and payments that you submit are complete and follow the applicable procedures pertaining to exercise of your rights.

Delivery of Subscriptions

DO NOT SEND YOUR SUBSCRIPTION RIGHTS CERTIFICATES OR PAYMENTS TO THE COMPANY. ALL DELIVERIES AND PAYMENTS MUST BE MADE ONLY TO THE SUBSCRIPTION AGENT.

Please carefully read the instruction letter accompanying the Rights certificate and follow the procedures as specified.

Your subscription will not be deemed to be received until the Subscription Agent has received delivery of your completed and properly signed Rights certificate and received the full subscription amount which has cleared prior to the expiration of the Rights Offering. The only exceptions for late delivery will be in the case of delivery in accordance with the "Guaranteed Delivery Procedures" described below. Notwithstanding the foregoing, we may, at our sole discretion, determine to accept late subscriptions on a case-by-case basis.

The risk of delivery of all documents and payments is borne by you or your nominee, not by the Subscription Agent or us.

All deliveries to the Subscription Agent should only be made by registered first class mail or by hand, express mail, courier or other expedited service. Please allow an adequate number of days for delivery of your materials to the Subscription Agent by you or your broker, dealer, custodian bank or other nominee, as applicable. We do not take any responsibility for completion of your subscription documents, Rights certificate and payment to the Subscription Agent or, if you are not a holder of record, to your broker, dealer, custodian bank or other nominee. If you wish to exercise your Rights, please assure that you properly complete all documents and that you provide comprehensive responses to all information on the forms. If you have any questions or comments regarding completion of the materials, please contact the Information Agent, Laurel Hill Advisory Group at: 1-877-452-7184 (toll-free in North America), or at 416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.

Notice to Nominees

If you are a broker, dealer, bank or other nominee that holds our Common Shares for the account of one or more of our shareholders on the record date, you should contact such beneficial owners as soon as possible regarding our Rights Offering. If a beneficial owner of our Common Shares so instructs, you should complete the Rights certificate and submit it to the Subscription Agent with the proper subscription payment prior to the expiration date. You may exercise the number of Rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our Common Shares on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form captioned: "Nominee Holder Election Form," which is included with your Rights Offering materials. You may contact the Subscription Agent directly to request the form if not provided in the materials delivered to you.

Beneficial Owners

If your Common Shares are held in the name of a broker, dealer, bank or other nominee, you will not receive a Rights certificate and you will need to coordinate with your broker, dealer, bank or other nominee to act for you. To exercise your Rights, you will need to complete and return to your broker, dealer, bank or other nominee the form captioned: "Beneficial Owner Election Form." You should receive the form from your broker, dealer, bank or other nominee with the other Rights Offering materials. You should contact your broker, dealer, bank or other nominee if you do not receive the form and other Rights Offering material. We are not responsible if you do not receive the form from your broker, dealer, bank or other nominee or if you receive the form without sufficient time to respond by the deadline established by your nominee, which deadline may be prior to 5:00 p.m., Pacific Daylight Time, on July 31, 2020, which is XX calendar days after the effective date of this prospectus.

50

Except in the event we make a fundamental change to the terms and conditions of the Rights Offering, once you submit your subscription and payment, the subscription will be irrevocable, even if you later change your mind for any reason and even if the Rights Offering is extended by the Board of Directors.

Escrow Arrangements; Return of Funds

The Subscription Agent will hold all Rights Offering subscription funds in a segregated account pending completion of our Rights Offering. The Subscription Agent will hold the funds in escrow until we complete or cancel the Rights Offering. If we cancel the Rights Offering, the Subscription Agent will return to you all of your respective subscription payments, without interest or penalty, as soon as reasonably possible.

If there is a fundamental change to the Rights Offering and if you decide to cancel your exercise of Rights, then the Subscription Agent will return your payment without charge of any interest, penalties or deductions. If you hold your shares through your broker, dealer, bank or other nominee, then the cancellation of any exercise of Rights would have to be initiated by your broker, dealer, bank or other nominee.

If the Subscription Agent returns payments to you through your broker, dealer, bank or other nominee, then such broker, dealer, bank or other nominee may charge you separate service or administration fees. We are not responsible for covering or reimbursing any such fees.

Expiration Date, Extension, and Amendments

If you wish to purchase Common Shares in our Rights Offering, you must promptly act to complete and properly deliver all applicable documentation and certificates, and assure that payment for your subscription is received by the Subscription Agent prior to the expiration of the Rights Offering on July 31, 2020, at 5:00 p.m., Pacific Daylight Time, which is XX calendar days after the effective date of this prospectus. We are not responsible for remediating any incomplete or incorrect documents or deficient payment that you submit. We have no obligation to contact you or any broker, dealer, bank or other nominee that holds Rights on your behalf regarding any deficiencies or irregularities. We reserve the right to determine, at our sole discretion, whether the materials and payments that you submit are complete and follow the applicable procedures pertaining to the exercise of your Rights. The risk of delivery of all documents and payments is borne by you or your nominee, not by the Subscription Agent or us.

We reserve the right to extend the Rights Offering period for a period not to exceed eight calendar days. If we extend the Rights Offering period, we will issue a press release announcing the extension in advance of the expiration of the then-effective Rights Offering period. We may extend the duration of the Rights Offering period if applicable laws or regulations require us to do so. Our Board of Directors has broad discretion regarding any and all determinations whether or not to extend the Rights Offering period. The Board of Directors may also cancel the Rights Offering at any time, for any reason, before the expiration of the Rights Offering period.

Our Board of Directors reserves the right to amend or modify the terms of the Rights Offering. The amendments or modifications may be made for any reason. These changes may include, for example, changes to the subscription price or other matters that may induce greater participation by our security holders in the Rights Offering. If we make any fundamental change to the terms of the Rights Offering after the date of effectiveness of this prospectus, we will file a post-effective amendment to the registration statement in which this prospectus is included and offer subscribers the opportunity to cancel their subscriptions. In such event, we will issue subscription refunds to each security holder subscribing to purchase shares in the Rights Offering and recirculate an amended prospectus after the post-effective amendment is declared effective with the SEC. If we extend the expiration date of the Rights Offering period in connection with any post-effective amendment, we will allow holders of Rights reasonable period of additional time to make new investment decisions on the basis of the new information set forth in the amended prospectus that will form a part of the post-effective amendment. In such event, we will issue a press release announcing the changes to the Rights Offering and the new Rights Offering expiration date. The terms and conditions of our Rights Offering cannot be modified or amended after the expiration date.

52

INDEX TO THE FINANCIAL STATEMENTS

Unaudited Condensed Statement of Financial Position for March 31, 2020 and December 31, 2019	F-3
Unaudited Condensed Statements of Comprehensive Loss for the Three Months Ended March 31, 2020 and 2019	F-4
Unaudited Condensed Interim Statement of Changes in Equity for Three Months Ended March 31, 2020 and 2019	F-5
Unaudited Condensed Statements of Cash Flows for the Three Months Ended March 31, 2020 and 2019	F-6
Notes to the Condensed Financial Statements	F-7

FEC RESOURCES INC.
Condensed Interim Financial Statements

For the three months ended March 31, 2020
(Expressed in United States dollars)
Unaudited

FEC RESOURCES
FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
UNAUDITED

As at	March 31, 2020	December 31, 2019
ASSETS

Current assets
Cash	$73,304	$42,548
Receivables	1,288	3,072
Prepaid expenses	4,107	7,288
	$78,699	52,908
Non-current assets
Deferred transaction costs (Note 11)	44,351	39,381
Equipment	189	205
Investment in Forum Energy Limited (Note 9)	1,665,000	1,665,000
	$1,788,239	$1,757,494

LIABILITIES

Current liabilities
Trade and accrued payables	$39,668	$122,116
Short term loans (Note 6)	150,000	-
	189,668	122,116

Shareholders’ Equity
Share capital (Note 5)	16,732,397	16,732,397
Contributed surplus (Note 5)	3,058,063	3,058,063
Deficit	(18,191,889)	(18,155,082)
	1,598,571	1,635,378
	$1,788,239	$1,757,494

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”              “Lyle Brown”
Director  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
Expressed in United States Dollars
UNAUDITED

	Three Month Period Ended
	March 31, 2020	March 31, 2019
General and administration expenses
General and administration (Note 7)	$36,907	$61,334
Operating loss	(36,907)	(61,334)
Interest income	100	958
Net and Comprehensive loss	$(36,807)	$(60,376)

Earnings (loss) per common share
- Basic and diluted	$0.00	$0.00

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
UNAUDITED

For the three months ended March 31, 2020

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total comprehensive loss for the period	-	-	(36,807)	(36,807)
Balance March 31, 2020	$16,732,397	$3,058,063	(18,191,889)	$1,598,571

For the three months ended March 31, 2019

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Total comprehensive loss for the period	-	-	(60,376)	(60,376)
Balance March 31, 2019	$16,732,397	$3,058,063	$(18,003,775)	$1,786,685

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

	For the three months ended
	March 31, 2020	March 31, 2019

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the period	$(36,807)	$(60,376)

Non-cash items included in loss
Amortization	16	22
	(36,791)	(60,354)
Changes in working capital related to operating activities
Receivables	1,784	(123)
Prepaid expenses	3,181	2,815
Accounts payable and accrued liabilities	(82,448)	(1,848)
Net cash used by operating activities	(114,274)	(59,510)

FINANCING ACTIVITIES
Deferred transaction costs	(4,970)	-
Short term loans	150,000	-
Net cash provided by financing activities	145,030	-

Net (decrease) increase in cash	30,756	(59,510)
Cash – beginning of the period	42,548	228,991
Cash – end of the period	$73,304	$169,481

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 1    Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEP”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At March 31, 2020, the Company has a 6.8% interest in FEP.

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 2/F LaunchPad Reliance corner Sheridan Streets, Mandaluyong City, Philippines 1550.

Note 2    Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the year ended December 31, 2019.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2019.

The condensed interim financial statements were authorized for issue by the Board of Directors on May 29, 2020.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 2    Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEP, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEP’s stage of operations and the foreign jurisdiction in which it or FEP may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $18,191,889.
Management considers that the current economic environment is difficult and the outlook for holding companies invested in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms.  Currently management has no plans to sell any additional FEP shares.

Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 3       Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2019. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2019. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2019.

Note 4    Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of March 31, 2020.

Note 5    Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance March 31, 2020 and December 31, 2019	409,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 5    Share Capital (continued)

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

Note 6    Related Party Transactions and Balances

During the three-month period ended March 31, 2020 general and administrative expenses included key management personnel compensation totaling $12,000 (2019: $12,000)

On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.

Note 7    General and Administrative Expenses

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2019
Professional fees	$273	$19,890
Bank charges	1,006	1,024
Listing and filing fees	3,480	3,534
Office and miscellaneous	4,784	5,720
Consulting (Note 6)	27,155	27,000
Amortization	16	22
Foreign exchange	193	4,144
	$36,907	$61,334

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 8    Loss Per Share

Weighted Average Number of Common Shares

	March 31, 2020	March 31, 2019
Weighted average number of common shares (basic and diluted)	409,143,765	409,143,765

Note 9    Investment in FEP

i)	Investment in FEP

The investment in FEP is summarized as follows:

Balance March 31, 2020 and December 31, 2019	5,550,200	$1,665,000

As at March 31, 2020 the Company’s interest in FEP was 6.80% (December 31, 2019 – 6.80%).
FEP’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notifies FEP that it re-commences exploration. As at March 31, 2020, the force majeure remains effective.

On April 14, 2020 FEP completed a fund raising of US $2,500,000 which was achieved by FEP issuing new shares at a price of US $0.30 each.

In advance of FEC’s upcoming Rights Offering (Note 11), PXP paid FEC’s share of FEP’s financing thus allowing FEC to maintain its 6.8% interest in FEP at a cost of approximately US$170,000.
Determination of fair value
The investment in FEP represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.   The Company has classified its investment in FEP as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEP, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEP, management considered the fair value of $1,665,000 to be indicative of the fair value of the investment in FEP as there have been no material changes in the circumstances that would change management’s assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during the period ended March 31, 2020.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(Expressed in United States Dollars)

Note 10   Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Note 11   Rights Offering

The Company announced on December 18, 2019 that its Board of Directors has approved an offering to its existing shareholders (the "Rights Offering") of transferrable rights ("Rights") to purchase additional common shares of the Company ("Common Shares") to raise gross proceeds of up to approximately US$1,841,147. In connection with the Rights Offering, the Company has filed with the U.S. Securities & Exchange Commission a registration statement on Form F-1 (the "Registration Statement") and prospectus (the "Prospectus") for the issuance of the Rights and Common Shares pursuant to the Rights Offering.

Once the Registration Statement relating to the Rights Offering is effective, the Company will distribute to each eligible holder of its Common Shares forty (40) Rights for every twenty (20) Common Shares held as of the record date (the "record Date"), which date will be determined once the Registration Statement is effective. Each Right is to entitle the holder thereof to purchase one (1) Common Share at a price of US$0.00225 per Common Share (the "Subscription Price"). The Subscription Price was determined by the Directors by reference to the recent trading activity of the Company's Common Shares. The Company will not issue any fractional Common Shares in the Rights Offering, and all exercises of Rights will be rounded to the nearest whole Common Share. In addition, the Company will not issue fractional Rights or pay cash in lieu of fractional Rights.

The Rights may be exercised at any time during the subscription period, which period will be determined once the Registration Statement is effective. The Rights will expire if they are not exercised during the Rights Offering subscription period, unless the Company extends the Rights Offering subscription period.

Note 12   Subsequent Events

On April 14, 2020, FEC participated in a share offering by FEP which allowed FEC to maintain its 6.8% interest in FEP at a cost of approximately US$170,000.  The purchase was financed by PXP in advance of FEC’s upcoming Rights Offering (Note 11). FEP raised US $2,500,000 through the issuance of 8,333,330 shares at a price of US $0.30 each.